

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2021

Chi Tong Au
Chief Executive Officer
Ever Harvest International Group Inc.
Suite F, 16/F, Cameron Plaza
23 Cameron Road
Tsim Sha Tsui, Hong Kong

> **Re: Ever Harvest International Group Inc.**
> **Form 10-12G**
> **Filed October 29, 2021**
> **File No. 000-56362**

Dear Dr. Au:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-12G Filed October 29, 2021

Special Cautionary Notice Regarding Forward-Looking Statements, page ii

1.   Please create a new section titled "Introductory Comment" after your table of contents and before this section to highlight certain disclosure, as discussed in more detail in the following comments, regarding your operations in Hong Kong.

2.   In the Introductory Comment section, disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate or issue future securities to foreign investors. With respect to approvals to offer securities to foreign investors, disclose whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. State whether you or your

subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of your operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Business Section , page 1

3.   Your disclosure on page 5 suggests an intent to expand your operations into China and page 6 says you intend to expand into "Asia Markets." If you intend to expand your business into mainland China, please highlight these intentions in the Introductory Comments section above and disclose that the risks of doing business will increase with your intent to expand operations from Hong Kong into China.

Business Section, page 1

4.   Please provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.

5.   Please include a risk factor summary in the Introductory Comment section and disclose the risks that your corporate structure and being based in or having the majority of the company's operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in this filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

6.   In this section, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in Hong Kong and thereby subject to political and economic influence from China. Your disclosure should make clear whether these risks could result in a material change in your

operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to China's extension of authority into Hong Kong, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

Risk Factors, page 16

7. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

8. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

"The Holding Foreign Companies Accountable Act requires the Public Company Accounting Oversight Board..." , page 19

9. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

10. We note from the audit opinion that you have a Malaysian-based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange, as applicable, may determine to delist your securities.

"If we become directly subject to the recent scrutiny...", page 25

11. Please expand this risk factor to disclose the risks that your corporate structure and being

based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Ever Harvest International Group, Inc.
Item 2. Financial Information
Management's Discussion and Analysis of the Results of Operations
Overview, page 29

12. The amounts of net income, current assets and current liabilities discussed in the second paragraph of this section for the years ended December 31, 2020 and 2019 do not agree to the amounts reflected in the audited financial statements included on pages F-18 and F-19 of the registration statement. Please reconcile and revise these disclosures.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2020 and 2019
Note 1. Description of Business and Organization , page F-22

13. Please tell us and explain in your financial statements how the share exchange transaction consummated on August 30, 2021 was accounted for to retroactively adjust the accounting acquirer's (i.e., EHCG's) legal capital to reflect the legal capital of the accounting acquiree. Also, please comply with this comment in your interim financial statements for the six months ended June 30, 2021 and 2020. Refer to ASC 805-40-45 and Rule 3-04 of Regulation S-X.

14. Please explain to us and expand your disclosure to explain your accounting treatment for the 150 million shares issued to your former CEO Barbara Bauman on May 5, 2021 for her services and for the subsequent sale of these shares to a third party on May 18, 2021 prior to the execution of the Share Exchange Agreement. Also, please comply with this comment in your notes to the unaudited condensed financial statements for the six months ended June 30, 2021 and 2020. Refer to Rule 3-04 of Regulation S-X, ASC 505-10-25-2(a), and ASC 505-10-50-2.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Linda Cvrkel at 202-551-3813 or Robert Shapiro at 202-551-3273 if you have questions regarding comments on the financial statements and related matters. Please contact Mara Ransom at 202-551-3264 or Ryan Lichtenfels at 202-551-6001 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services